UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.    9   )*

E*TRADE Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

269246104
(CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269246104	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,163,729 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6 percent[1]
14	TYPE OF REPORTING PERSON PN, HC
_____________________________
1    See Item 5 below.

CUSIP No. 269246104	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,163,729 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6 percent[2]
14	TYPE OF REPORTING PERSON OO, HC
_____________________________
2    See Item 5 below.

CUSIP No. 269246104	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,163,729 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6 percent[3]
14	TYPE OF REPORTING PERSON IN, HC
_____________________________
3    See Item 5 below.

CUSIP No. 269246104	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,163,729 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6 percent[4]
14	TYPE OF REPORTING PERSON CO
_____________________________
4    See Item 5 below.

CUSIP No. 269246104	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,163,729 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6 percent[5]
14	TYPE OF REPORTING PERSON OO, BD
_____________________________
5    See Item 5 below.

CUSIP No. 269246104	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,163,729 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6 percent[6]
14	TYPE OF REPORTING PERSON CO
_____________________________
6    See Item 5 below.

CUSIP No. 269246104	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,163,729 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6 percent[7]
14	TYPE OF REPORTING PERSON OO, HC
_____________________________
7    See Item 5 below.

CUSIP No. 269246104	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,163,729 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6 percent[8]
14	TYPE OF REPORTING PERSON PN, HC
_____________________________
8    See Item 5 below.

CUSIP No. 269246104	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,163,729 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6 percent[9]
14	TYPE OF REPORTING PERSON PN, HC
_____________________________
9    See Item 5 below.

CUSIP No. 269246104	Page 11 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 89,163,729 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6 percent[10]
14	TYPE OF REPORTING PERSON OO, HC
_____________________________
10    See Item 5 below.

CUSIP No. 269246104	Page 12 of 17 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 9 amends the Schedule 13D filed on December 17, 2007 (the "Original Filing") by Citadel Limited Partnership ("CLP"), Citadel Investment Group, L.L.C. ("CIG"), Kenneth Griffin ("Griffin"), Citadel Equity Fund Ltd. ("CEF"), Citadel Derivatives Group LLC ("CDG"), Citadel Derivatives Trading Ltd. ("CDT"), Wingate Capital Ltd. ("Wingate"), and Citadel AC Investments Ltd. ("CAC") relating to the Common Stock, $0.01 par value, of E*TRADE Financial Corporation, as amended by Amendment No. 1 to Schedule 13D filed on January 18, 2008 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on February 27, 2008 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D filed on March 10, 2008 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D filed on April 1, 2008 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D filed on April 4, 2008 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D filed on May 6, 2008 ("Amendment No. 6"), Amendment No. 7 filed on May 14, 2008 ("Amendment No. 7"), and Amendment No. 8 filed on May 27, 2008 ("Amendment No. 8" and, together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the "Prior Filing") by CLP, CIG, Griffin, CEF, CDG, CDT, CAC, Citadel Advisors LLC ("Citadel Advisors"), Citadel Holdings I LP ("CH-I"), Citadel Holdings II LP ("CH-II"), and Citadel Investment Group II, L.L.C. ("CIG-II").  Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Prior Filing is amended by deleting the first two paragraphs and substituting in their place the following:

The persons filing this Amendment No. 9 are CLP, CIG, Griffin, CEF, CDG, CDT, Citadel Advisors, CH-I, CH-II and CIG-II. For purposes of this Amendment No. 9, CLP, CIG, Griffin, CEF, CDG, CDT, Capital Advisors, CH-I, CH-II and CIG-II constitute the "Reporting Persons".11

Citadel Advisors provides portfolio management services to investment funds. Citadel Advisors is the managing member of Citadel Wellington LLC, a Delaware limited liability company ("CW"), and the portfolio manager of CEF, Wingate, CAC and Citadel Kensington Global Strategies Fund Ltd., a Bermuda company ("CKGSF") and, in such capacities, makes all of the investment decisions for such entities. Until December 31, 2007, CLP was the managing member of CDG and the portfolio manager of CDT, and in such capacities made all of the investment decisions for CDG and CDT.  Until December 31, 2008, CLP was the managing member of CW and the portfolio manager of CEF, Wingate, CAC and CKGSF.

_________________________________
11    For purposes of the Original Filing, CIG, Griffin, CEF, CDG, CDT, CAC and Wingate Capital Ltd., a Cayman Islands company ("Wingate"), constituted the "Reporting Persons". As described in Item 6 of the Prior Filing, Wingate assigned all of its Common Stock and all of its rights to acquire Common Stock to CAC in November 2007. As a result, Wingate is no longer the beneficial owner of any Common Stock.  For purposes of the Prior Filing (other than the Original Filing), CLP, CIG, Griffin, CEF, CAC, CDG, CDT, Citadel Advisors, CH-I, CH-II and CIG-II constituted the "Reporting Persons". As described in Item 3 below, CAC distributed all of its Common Stock to CEF, its direct parent, in October 2008.  As a result, CAC is no longer the beneficial owner of any Common Stock.

CUSIP No. 269246104	Page 13 of 17 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Prior Filing is amended by deleting the last sentence of the fourth paragraph and substituting in its place the following: "The shares were delivered to CAC on May 29, 2008. On October 13, 2008, CAC distributed to its direct parent, CEF, the 79,867,087 shares of Common Stock then owned by CAC."

Item 3 of the Prior Filing is further amended by adding after the end of the seventh paragraph thereof the following:

On June 17, 2008, Wingate, an affiliate of the Reporting Persons, sold $400 million in aggregate principal amount of the Springing Lien Notes to CEF.  On October 9, 2008, Wingate sold all of the remaining notes issued by the Issuer and then owned by it to CEF.

On August 20, 2008, CEF sold $2 million in aggregate principal face amount of the Issuer's outstanding Springing Lien Notes, in privately negotiated transactions for cash.  On October 10, 2008, CEF acquired $2,000,000 in aggregate principal amount of the Springing Lien Notes, $1,000,000 in aggregate principal amount of the 8% Notes, $2,000,000 in aggregate principal amount of the 7.875% Notes and $2,000,000 in aggregate principal amount of the 7.375% Notes, all in privately negotiated transactions for cash. On December 1, 2008 and May 31, 2009, the Reporting Persons were issued additional Springing Lien Notes by the Issuer as payment-in-kind dividends.  Following these transactions, as of the date of this Amendment, the Reporting Persons owned approximately $1,773,976,000 in aggregate principal amount of the Springing Lien Notes, approximately $230,245,000 in aggregate principal amount of the 8% Notes, approximately $126,600,000 in aggregate principal amount of the 7.875% Notes and approximately $258,607,000 in aggregate principal amount of the 7.375% Notes.

CUSIP No. 269246104	Page 14 of 17 Pages

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Prior Filing is amended by inserting the words ", the 7.375% Notes, the 7.875% Notes" after the words "Springing Lien Notes" in the first sentence of the first paragraph.

Item 4 of the Prior Filing is further amended by deleting the third paragraph and substituting in its place the following:

As noted in Item 6, the Reporting Persons became entitled to designate a director upon the issuance of the Final Common Stock under the Amended Investment Agreement.  On May 26, 2009, the Reporting Persons notified the Issuer of the Reporting Persons’ nomination of Kenneth Griffin, President and Chief Executive Officer of CIG, to be appointed to Issuer’s Board of Directors at the next scheduled meeting of Issuer’s Board of Directors in accordance with the Amended Investment Agreement.  On June 8, 2009, the Issuer’s Board of Directors appointed Mr. Griffin as a director of the Issuer, effective immediately.  Mr. Griffin was appointed as a Class II director and will stand for re-election at the Company's 2010 annual meeting.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Prior Filing are amended and restated as follows:

(a)	Number of shares: 89,163,729 shares
	Percentage of shares: 15.6%[12]

(b)	Sole power to vote or direct the vote:	0
	Shared power to vote or direct the vote:	89,163,729 shares
	Sole power to dispose or to direct the disposition:	0
	Shared power to dispose or direct the disposition:	89,163,729 shares

(c)
The table attached hereto as Exhibit 99.22 sets forth the transactions effected by the Reporting Persons in the shares of Common Stock of the Issuer during the preceding sixty (60) days other than the transactions described in Item 3 or Item 6. The transactions described in Exhibit 99.22 resulted from the exercise of listed option contracts previously entered in open market transactions.

____________________________
12    The percentages reported in this Amendment No. 9 are based upon 572,193,965 shares of Common Stock outstanding as of May 1, 2009, as reported in the Form 10-Q filed by the Issuer on May 5, 2009.

CUSIP No. 269246104	Page 15 of 17 Pages

(d)	No change.

(e)	No change.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Prior Filing is amended by adding after the seventeenth paragraph the following:

On June 17, 2008, KFIL, a subsidiary of CKGSF, and Wingate amended the CDSs entered into on May 12, 2008 (which were previously described in Amendment No. 7 to Schedule 13D, filed by the Reporting Persons on such date) to reduce the principal amount of Springing Lien Notes covered by $400 million. This amendment is attached as Exhibit 99.23 and incorporated by reference herein. On October 9, 2008, KFIL, a subsidiary of CKGSF, and Wingate entered into a termination agreement regarding (1) the CDSs entered into on May 12, 2008, and amended on June 17, 2008, with respect to $1,171,415,000 of the Springing Lien Notes (which were previously described in Amendment No. 7 to Schedule 13D, filed by the Reporting Persons on such date) and (2) the CDSs entered into on May 21, 2008 with respect to, in aggregate, $229,245,000 of the 8% Notes, $124,600,000 of the 7.875% Notes and $256,607,000 of the 7.375% Notes (which were previously described in Amendment No. 8 to Schedule 13D, filed by the Reporting Persons on May 23, 2008).  This termination agreement is attached as Exhibit 99.24 and incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.22:	Transaction Listing Required by Item 5(c)
Exhibit 99.23:	Amendment entered into between Wingate and KFIL with respect to CDSs
Exhibit 99.24:	Termination agreement entered into between Wingate and KFIL with respect to the CDSs

CUSIP No. 269246104	Page 16 of 17 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of June, 2009

CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL INVESTMENT GROUP, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL EQUITY FUND LTD. By: Citadel Limited Partnership, its Portfolio Manager By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	KENNETH GRIFFIN By: /s/ John C. Nagel John C. Nagel, attorney-in-fact[13]
CITADEL DERIVATIVES GROUP LLC By: Citadel Limited Partnership, its Managing Member By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL DERIVATIVES TRADING LTD.

By:  Citadel Limited Partnership,
its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
its General Partner

By:  /s/ John C. Nagel
John C. Nagel, Authorized Signatory

___________________________
13    John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.

CUSIP No. 269246104	Page 17 of 17 Pages

CITADEL ADVISORS LLC By: Citadel Holdings II LP, its managing member By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL HOLDINGS I LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL HOLDINGS II LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory